                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 5

                            ----------------------

                          COMMUNICATIONS CENTRAL INC.
                           (Name of Subject Company)

                          COMMUNICATIONS CENTRAL INC.
                       (Name of Person Filing Statement)

                            ----------------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                            ----------------------


                                  203388 10 3
                     (Cusip Number of Class of Securities)

                            ----------------------

                               RODGER L. JOHNSON
                     President and Chief Executive Officer
                          Communications Central Inc.
                           1150 Northmeadow Parkway
                                   Suite 118
                            Roswell, Georgia 30076
                                (770) 442-7300

           (Name, Address and Telephone Number of Persons Authorized
            to Receive Notices and Communications on Behalf of the
                         Person Filing this Statement)

                            ----------------------

                                   Copy to:
                           J. Stephen Hufford, Esq.
                               Hunton & Williams
                          600 Peachtree Street, N.E.
                                  Suite 4100
                            Atlanta, Georgia 30308

                                 TENDER OFFER

        This Statement ("Amendment No. 5") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 20, 1997, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the Commission on April 25, 1997, as amended by Amendment No. 2 to the Schedule 14D-9 filed with the Commission on May 15, 1997, as amended by Amendment No. 3 to the Schedule 14D-9 filed with the Commission on July 23, 1997, and as amended by Amendment No. 4 to the Schedule 14D-9 filed with the Commission on August 6, 1997, relating to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase of all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        As announced in a press release issued by PhoneTel on August 18, 1997, the Offer was extended effective August 18, 1997 and will now expire at 12:00 midnight, New York City time, on Wednesday, August 20, 1997.

        ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended to add the following:

        (a)(7) Press Release issued by PhoneTel Technologies, Inc. dated August 18, 1997.
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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COMMUNICATIONS CENTRAL INC.

                                       By: /s/ Rodger L. Johnson
                                           ----------------------------------
                                           Rodger L. Johnson
                                           President and Chief Executive Officer

Dated: August 18, 1997

                               INDEX TO EXHIBITS


Exhibit
Number         Exhibit

(a)(7)         Press Release issued by PhoneTel Technologies, Inc. dated
               August 18, 1997.

                                                                  EXHIBIT (a)(7)

Company Press Release

PHONETEL TECHNOLOGIES, INC. EXTENDS TENDER OFFER FOR SHARES OF COMMUNICATIONS CENTRAL INC.

NEW YORK--(BUSINESS WIRE)--Aug. 18, 1997--PhoneTel Technologies, Inc. (AMEX:PHN) announced today that is has determined to extend its previously announced all cash tender offer for all outstanding common shares (and associated rights) of Communications Central Inc. The tender offer and withdrawal rights will now expire at 12:00 midnight, New York City time, on Wednesday, August 20, 1997, unless otherwise extended.

As previously announced, PhoneTel and Communications Central are continuing to evaluate the impact on their proposed merger of a recent decision of a federal appellate court that, among other things, remanded to the Federal Communications Commission an FCC ruling concerning the calculation of "dial around" compensation payable to payphone providers. The parties are engaged in discussions concerning a possible restructuring of the proposed transaction in light of the ruling.

As of noon today, 5,904,553.8 shares had been tendered to First Union National Bank of North Carolina, the Depositary for the tender offer. This represents approximately 82% of the common shares outstanding on a fully diluted basis.

---------------------------------
Contact:

  Tammy Martin
  PhoneTel Technologies, Inc.
  (216) 241-2555
---------------------------------